

SECURITI   )N



12010776

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48063

08
2/17/12

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/11___ AND ENDING___12/31/11___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Services of New England

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___108 Fowler Road___
                              (No. and Street)

___Orrington___   ___Maine___   ___04474___
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Scott Pelletier   (207) 825-4046
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Williams & Associates, P.A.___
                    (Name – *if individual, state last, first, middle name*)

___11 DeBeck Drive___   ___Holden___   ___Maine___   ___04429___
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



08
2/17/12

OATH OR AFFIRMATION

I, ____Scott Pelletier_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
____Financial Services of New England_____ , as of ____December 31_____ , 20 11____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Scott Pelletier
_____
Signature

General Partner
_____
Title

[signature]
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

My Commission Expires September 23, 2018

Financial Services of New England
REPORT ON FINANCIAL STATEMENTS
(with supplemental material)
For the Year Ended December 31, 2011

CONTENTS

	Page
Independent Auditors' Report	3
Financial Statements	
Balance Sheet	4
Statement of income and partners' capital	5
Statement of cash flows	6
Notes to financial statements	7
Supplemental Material	
Schedule 1	
Schedule 2	
Schedule 3	

WILLIAMS & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

---

11 DeBECK DRIVE • HOLDEN, MAINE 04429 • TEL (207) 941-9810 • FAX (207) 941-9432

INDEPENDENT AUDITORS' REPORT

To the Partners
Financial Services of New England

We have audited the accompanying balance sheet of Financial Services of New England (a partnership) as of December 31, 2011, and the related statements of income, partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Services of New England as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information (Schedules 1 through 3) is presented for purposes of additional analysis and is information required by Rule 17a-5 of the Securities Exchange Commission. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Williams & Associates, P.A.
Holden, ME
January 20, 2012

Financial Services of New England
BALANCE SHEET
Year Ended December 31, 2011

ASSETS

CURRENT ASSETS		
Cash	$	7,757
Accounts receivable		0
Total Current Assets		7,757
EQUIPMENT		
Equipment		9,443
Less accumulated depreciation		(9,443)
Total Equipment		0
TOTAL ASSETS	$	7,757

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES		
Accrued commissions		0
Total Current Liabilities		0
Total Liabilities		0
EQUITY		
Partners' capital		7,757
Total Equity		7,757
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	7,757

See accompanying notes to the financial statements.   4

INCOME
Commissions	$ 83,992
Total Income	83,992

OPERATING EXPENSES
Advertising	436
Commissions	67,674
Insurance	875
Licenses and fees	245
Outside services	250
Office expense	7,023
Rent	1,503
Legal and accounting	5,186
Total Operating Expenses	83,192

OPERATING INCOME (LOSS) 800

NONOPERATING ITEMS
Interest income	5
Total Nonoperating Items	5

NET INCOME (LOSS) 805

PARTNERS' CAPITAL, BEGINNING OF YEAR 6,952

PARTNERS' CAPITAL, END OF YEAR $ 7,757

Financial Services of New England
STATEMENT OF CASH FLOWS
Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES

Net income/(loss)	$	805
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase)/decrease in accounts receivable		0
Increase/(decrease) in accrued commissions		0
NET CASH (USED)/PROVIDED BY OPERATING ACTIVITIES		805
NET INCREASE IN CASH		805
CASH AT BEGINNING OF YEAR		6,952
CASH AT END OF YEAR	$	7,757

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Financial Services of New England (the Company) was founded on January 1, 1994 and commenced operations in January 1994 as a proprietorship. The Company is a broker primarily in securities of registered investment companies and, therefore, does not hold securities or maintain any customer accounts. The Company is a registered broker under the Security Exchange Act of 1934 and is a member of NASD (National Association of Securities Dealers, Inc.). On January 1, 1995 the Company, with NASD approval became a partnership. The new partnership, comprised of Mr. Scott Pelletier and Mr. Gary Tourtillotte equally, maintained the same books, records, and beginning account balances as the ending balance of the proprietorship.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Method of Accounting
Financial Services of New England utilizes the accrual method of accounting. Commission revenues are recorded on a trade date basis.

Equipment
Equipment is stated at cost. Assets are depreciated on a straight-line basis over a five year period.

Federal Income Taxes
The partnership is not a taxpaying entity for Federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income from the partnership is taxed to the partners in their individual returns.

Advertising
The Partnership expenses advertising costs as they are incurred. Advertising expense for the year-end December 2011 was $436.

Subsequent Events
Subsequent events have been evaluated through January 23, 2012, which is the date the financial statements were available to be issued.

CREDITS

Partners' capital	$	7,757
Total Credits		7,757

DEBITS

Nonallowable Assets:		
None		0
Total Debits		0
Net Capital		7,757

MINIMUM NET CAPITAL-THE GREATER OF 12 1/2% OF AGGREGATE INDEBTEDNESS OF $0 or $5,000		5,000
Excess Net Capital	$	2,757

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0 to 1

AGGREGATE INDEBTEDNESS

None	$	0
Total Aggregate Indebtedness	$	0

See the reconciliation of the computation of net capital pursuant to uniform net capital Rule 15c3-1 included in the Company's corresponding unaudited Form X-17A-5 IIA filing with the computation included in this report.

Financial Services of New England
RECONCILIATION OF COMPUTATION OF NET CAPITAL
TO COMPUTATION IN CORRESPONDING UNAUDITED FORM X-17A-5
PART IIA FILING WITH THE COMPUTATION INCLUDED IN THIS REPORT
SCHEDULE 2
For year ended December 31, 2011

Net Capital as Reported in Company's
December 31, 2010 Unaudited Filing of
Part IIA of Form X-17A-5 $ 7,757

Net Audit Adjustments   0

Net Capital as Reported on Schedule 1
Of the Additional Information $ 7,757

Financial Services of New England
STATEMENT REGARDING RULE 15c3-3
SCHEDULE 3
For year ended December 31, 2011

The company is exempt from Rule 15c3-3 of the Securities an Exchange
Commission under paragraph (K) (1) (ii) of that Rule.

WILLIAMS & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

11 DeBECK DRIVE • HOLDEN, MAINE 04429 • TEL (207) 941-9810 • FAX (207) 941-9432

INDEPENDENT AUDITORS' REPORT ON
MATERIAL INADEQUACIES

To the Partners
Financial Services of New England

We have audited the accompanying balance sheet of Financial Services of New England (a partnership) as of December 31, 2011, and the related statements of income, partners' capital and cash flows for the year then ended and have issued our report on them dated January 20, 2012. We conducted our audit in accordance with auditing standards generally accepted in the United States of America.

Material Inadequacies

In planning and performing our audit and pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d), we considered whether any material inadequacies existed or were found to exist since the date of the previous audit. The audit did not disclose any material inadequacies.

This report is intended solely for the information and use of the Partners, the SEC and other regulatory organizations of which the Partnership is a member.

Williams & Associates, P.A.
Holden, Maine
January 20, 2012